SEARS HOLDINGS CORPORATION

3333 Beverly Road

Hoffman Estates, Illinois 60179

June 16, 2008

VIA EDGAR

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Re:	Sears Holdings Corporation

Annual Report on Form 10-K for the year ended February 2, 2008

Definitive Proxy Statement on Schedule 14A filed March 26, 2008

File No. 0-51217

Dear Mr. Owings:

This letter is being submitted in response to comments received from the staff of the Securities and Exchange Commission (the “Commission”) by letter dated June 5, 2008 with respect to the Annual Report on Form 10-K for the fiscal year ended February 2, 2008 (the “2007 10-K Report”) of Sears Holdings Corporation (the “Company”) and the Definitive Proxy Statement on Schedule 14A (“2008 Proxy Statement”) filed by Company with the Commission on March 26, 2008. The numbering of the paragraphs below corresponds to the numbering of the staff’s letter, the text of which we have incorporated into this response letter for convenience.

Annual Report on Form 10-K for the year ended February 2, 2008

Item 7.	Management’s Discussion and Analysis of Financial Condition….page 21

1.

In future filings, please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and SEC Release No. 33-8350. For example, in the Message from the Chairman dated February 28, 2008 that is available on your website, you state that, in addition to the overall slowdown in the economy, your performance in 2007 as compared to 2006 was hurt by having “too much inventory in 2007, particularly in seasonal goods like apparel.” However, in your Management’s Discussion and Analysis section it appears you discuss your 2007 inventory only tangentially. Please discuss in greater detail factors, such as this, that contribute to your overall financial position and affect your operations.

As suggested by the staff, we will endeavor to enhance our discussion of any known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on our financial condition, operating performance, revenues, or income, or result in our liquidity decreasing or increasing in any material way in future filings.

Results of Operations, page 23

2.	In this subsection, you discuss the changes in operation and cash flow amounts between the periods. However, the dollar amounts you disclose mostly repeat information that is available from the face of the financial statements. Therefore, in future filings please expand this information to explain the reason for the period-to-period changes. In this regard, where you identify intermediate causes of changes in your operating results, please be sure to fully describe the reasons underlying these causes. Finally, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible. See Item 303 of Regulation S-K and SEC Release No. 33-8350. Please consider the following examples, but realize that these are examples only and not an exhaustive list of the revisions you should contemplate making:

•

On page 31, you state that Kmart total sales decreased by 7.5% in 2007 as compared to 2006. Further, you state that this decline resulted from a decrease related to the impact of $301 million of sales recorded during the 53rd week of fiscal year 2006, a change in weather patterns causing a cooler than normal spring and a warmer than normal fall, and a decline in the housing market. Please describe in greater detail the manner in which these factors affected your total sales and quantify the effect of each factor on the period-to-period change.

•

On pages 36 and 37, you state that the operating income for Sears Canada increased from $258 million in 2006 to $400 million in fiscal 2007 because of increased sales due to favorable exchange rates, increases in gross margin due to favorable exchange rates and improved inventory management, and controlling costs. Please describe the reasons underlying these factors and quantify the effect of each factor on the change.

In future filings, we will undertake to expand discussion of the causes of changes in our operating results to include the identification of intermediate causes of changes in our operating results, as well as a description of the reasons underlying these causes. Furthermore, where changes in items are caused by more than one factor, we will endeavor to quantify the effect of each factor on the change, to the extent possible.

In future filings, to the extent practicable and necessary for an understanding of the changes in our operations and cash flows, we will endeavor to provide greater insight into and quantification of the material factors contributing to the year-over-year changes in our operations and cash flows as outlined in SEC Release No. 33-8350.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Transactions, page 11

3.	In future filings, please file the agreements that you describe in this section as exhibits or tell us why you do not believe this is necessary to do so.

The only agreement described by the Company in the “Certain Transactions and Related Transactions” section of our 2008 Proxy Statement is the sublease agreement between our wholly owned subsidiary, Sears Holdings Management Corporation, and ESL Investments, Inc. (the “Sublease Agreement”). The Company routinely enters into leasing and subleasing arrangements in the ordinary course of business. The amount of rent paid to ESL for the subleased premises in fiscal 2007 was not material in either amount or significance to the Company’s business or its results of operations, and therefore, as permitted by Item 601(b)(10)(ii)(A), it was not filed. In addition, as disclosed in the 2008 Proxy Statement, the rental payment of $203,523 constitutes our proportionate share of the rent paid by ESL to the landlord at the time the Sublease Agreement was executed, and includes our proportionate share of certain expenses. Accordingly, we do not believe that it is necessary to file the Sublease Agreement as an exhibit to the Company’s Annual Report on Form 10-K.

4.	We note that your Audit Committee reviews and approves all related party transactions required to be disclosed pursuant to our rules. Also, we note that you have a Contract Approvals Policy that applies to all of your employees and officers. In future filings, please file this policy. Additionally, in future filings, please describe this policy and any other policies and procedures for the review, approval, or ratification of the specific transactions you describe this section. See Item 404(b) of Regulation S-K. The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

Our Contracts Approval Policy is a policy of general applicability which applies to all contracts entered into by the Company and each of its subsidiaries, except Sears Canada Inc. and Orchard Supply Hardware, which are not wholly owned subsidiaries of the Company. The Contracts Approval Policy (1) sets forth the circumstances under which Company employees may make contracts binding the Company, (2) identifies which employees are authorized to make such contracts, and (3) provides internal contract review procedures. The Contracts Approval Policy does not specifically address related party transactions other than to note that entry into or exit from any related party transaction must be approved by the Audit Committee of the Board of Directors. Given the fact that the policy does not contain any specific procedures for approval of related party transactions but rather governs the Company’s overall contracting policies, we do not believe that it is required or appropriate to file the Contracts Approval Policy with the Commission.

To the extent that we adopt additional related party transaction policies and procedures, we will describe the policies and procedures in future filings.

Executive Compensation, page 13

Executive Compensation Program: Key Elements, page 13

5.	In future filings, please discuss in greater detail how you determine the amount of each compensation element to pay and your policies for allocating between long term and currently paid out compensation. See Item 402(b)(1)(v) and 402(b)(2)(i) of Regulation S–K. Also, please consider including a discussion of any of the remaining factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors material information to understand your compensation policies and decisions regarding the named executive officers.

We will discuss in greater detail how we determine the amount of each compensation element and our practices for allocating between long-term and currently paid-out compensation in future filings. The Compensation Committee believes that a significant portion of the Company’s executive compensation program should be tied to corporate performance and the Company’s achievement of its financial objectives. The Company also structures its performance-based compensation to reward long-term financial performance over short-term returns and to retain the services of the Company’s executive officers over the long term. As stated in page 13 of our 2008 Proxy Statement, the Company believes that the compensation packages of our most senior executive officers, who have the greatest ability to influence our financial performance, should be predominately performance-based. Also as stated on page 13 of our 2008 Proxy Statement, the Company does not have and therefore the Compensation Committee does not use a specific formula, a pre-established policy or a target for allocating between long-term and short-term compensation in arriving at the total compensation of named executive officers. As a result, the size of the annual incentive awards and long-term incentive awards granted to executive officers increases based upon the executive officer’s relative level of responsibility and potential to affect the Company’s overall performance.

We confirm that we will include a discussion of any remaining factors in Item 402(b)(2) of Regulation S-K to the extent that these factors provide investors with material information related to our compensation policies and decisions.

Annual Incentive Compensation, page 14

6.	We note that you have not provided a quantitative discussion of the terms of the 2007 or 2008 targets to be achieved for your named executive officers to earn the annual bonus. Please tell us whether you believe that disclosure of that information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). If disclosure of the performance-related factors would cause competitive harm, in future filings, please discuss how difficult it will be for the executive or how likely it will be for you to achieve the target levels or other factors. In future filings, please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K. This comment also applies to the 2005 to 2007 targets associated with your 2005 Senior Executive LTIP and the 2007 to 2009 targets associated with your 2007 Executive LTIP.

Summary

The Company believes that the financial EBITDA performance targets under our annual incentive plans and long-term incentive plans are not currently material to investors and therefore not required to be disclosed. Additionally, the forward-looking performance targets under our 2008 Annual Incentive Plan and 2007 Executive LTIP constitute confidential commercial and financial information that, if disclosed, would cause substantial competitive harm to the Company.

Materiality of the Information

2007 Annual Incentive Plan and 2005 Senior Executive LTIP

Instruction 1 to Item 402(b) states that the “purpose of the Compensation Discussion and Analysis is to provide to investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.” Item 402(b)(1) states that the CD&A “shall explain all material elements of the registrant’s compensation of the named executive officers.” Further, Item 402(b)(2) states that “the material information to be disclosed under [CD&A] will vary depending upon the facts and circumstances,” and provides examples of such information that “may” be included in a given case. Thus, the rules governing the Compensation Discussion and Analysis merely require disclosure of performance targets to the extent material and neither the rules nor the preamble to the rules expressly require performance target disclosure.

The Company does not believe that disclosure of the performance targets under the 2007 Annual Incentive Plan and 2005 Senior Executive LTIP is necessary to an investor’s understanding of the Company’s annual or long-term compensation in fiscal 2007 because, as disclosed on pages 14 and 15 in the 2008 Proxy Statement, the initial thresholds for payment under those plans were not achieved. As a result, annual and long-term incentive cash payments were not made in respect of 2007 under either plan. We do not believe that a reasonable stockholder would consider the financial performance goals under these plans important in his or her understanding of our incentive compensation scheme in fiscal 2007, because these plans resulted in no cost to the Company or its stockholders in respect of that year.

2007 Executive LTIP

In the case of the 2007 Executive LTIP, the Company does not believe that disclosure of the performance target for the 2007 Executive LTIP is material to investors’ understanding of the Company’s long-term incentive compensation scheme for fiscal 2007. On pages 15 and 16 of the 2008 Proxy Statement, the Company discloses the nature and the measurement of the performance targets and that vesting of the 2007 Executive LTIP awards is not likely to occur. Therefore, for the same reasons as explained above in respect of the 2007 Annual Incentive Plan and 2005 Senior Executive LTIP, the Company believes that the named executive officers’ compensation arrangements can be readily understood without disclosing the actual performance target for the 2007 Executive LTIP, and that disclosure of that target is not important in an investor’s understanding of our incentive compensation scheme in fiscal 2007.

2008 Annual Incentive Plan

With respect to the staff’s comment to provide a discussion of the annual incentive plan performance targets for the 2008 Annual Incentive Plan, we respectfully submit that disclosure of the EBITDA performance target for this program would not help an investor understand the compensation paid to our named executive officers in fiscal 2007; therefore, disclosure of the performance target is not required by the Commission’s rules. Specifically, Instruction 2 to Item 402(b) of Regulation S-K provides that the Compensation Discussion and Analysis should cover actions regarding executive compensation which occur after the fiscal year end only insofar as such actions could affect a “fair understanding of the named executive officer’s compensation for” that fiscal year. Rather than add to an investor’s understanding of the named executive officers’ fiscal 2007 compensation, disclosure of the financial performance targets for the 2008 Annual Incentive Plan (which were adopted after the end of fiscal 2007) would likely cause investor confusion given that the annual incentive compensation disclosed in the compensation tables concerns the 2007 Annual Incentive Plan, and not the 2008 Annual Incentive Plan. We will consider whether those targets are appropriately disclosed in our 2009 proxy statement when that proxy statement is prepared.

Competitive Harm

Commercial and Financial Information

The Company has historically not included a specific EBITDA target in its proxy statements or other filings (including those filings disclosing the setting of performance measures) related to its annual and long-term incentive compensation plans, due to the risk of competitive harm if such targets are disclosed. The consolidated EBITDA target is set at the beginning of each fiscal year by the Compensation Committee. The target is derived from internal analyses and projections of the Company’s performance and reflects the Company’s business strategy for the coming fiscal year.

The consolidated EBITDA target is developed strictly for internal planning purposes and is not disclosed publicly by the Company. The Company considers its internal earnings targets for purposes of employee performance measures, and the factors that go into the calculation of such targets, to be its confidential, proprietary information. The Company believes that public disclosure of these internal earnings targets (the “Information”), whether disclosed in its proxy statement or otherwise, would substantially harm the Company’s competitive position. In future filings, the Company will include, for excluded targets, more descriptive disclosures of the level of difficulty, or ease, associated with achieving performance goals, as required by Instruction 4 to Item 402(b).

Legal Framework

The Commission has set forth the procedures and standards under which it will consider a request for confidential treatment in Rule 24b-2 and 17 C.F.R. § 200.80. Pursuant thereto, a request for confidential treatment must specify the particular exemption from the Freedom of Information Act (“FOIA”) providing the grounds upon which it relies (Rule 24b-2; 17 C.F.R. § 200.80; 5 U.S.C. § 552). Among other items, the FOIA exempts from its public disclosure requirements “trade secrets or commercial or financial information obtained from a person and privileged or confidential” which otherwise public agencies must make available to the public (5 U.S.C. § 552(b)(4) (“FOIA Exemption 4”)). The Company believes that the Information fits within the three prong test under FOIA Exemption 4 because it is (a) trade secrets or commercial or financial information, (b) obtained from a person and (c) privileged or confidential. See, Public Citizen Health Research Group v. Food & Drug Administration, 704 F.2d 1280, 1290 (D.C. Cir. 1983) (“Public Citizen Health Research Group”).

(a) Commercial or Financial Information. As stated in Public Citizen Health Research Group, the D.C. Circuit Court has “consistently held that the terms ‘commercial’ and ‘financial’ in FOIA Exemption 4 should be given their ordinary meanings.” Id. at 1290. Information is “commercial” if it relates to commerce or has been compiled in pursuit of profit. See, American Airlines, Inc. v. National Mediation Board, 588 F.2d 863 (2d Cir. 1978); Public Citizen Health Research Group. Examples of commercial or financial information include, among other things, pricing arrangements, development fees, license terms and fees, royalties, warranty provisions, engineering support agreements and other commercial details.

(b) Obtained from a Person. The definition of the term “person” includes, among other things, an individual, a corporation, a partnership, an unincorporated association and a trust. See, Comstock International (U.S.A.), Inc. v. Export-Import Bank of the United States, 464 F. Supp. 804, 806 (D.D.C. 1979) (citing 5 U.S.C. § 551(2)).

(c) Privileged or Confidential. The last prong of the test for confidentiality under FOIA Exemption 4 requires that the Information be privileged or confidential. When, as here, information is required to be disclosed to the Government, information is “confidential” for purposes of FOIA Exemption 4 if such disclosure would be likely either (1) to impair the Government’s ability to obtain necessary information in the future or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained. McDonnell Douglas Corp., 180 F.3d at 305; National Parks and Conservation Association v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974). To satisfy the second prong of this test, evidence revealing actual competition and the likelihood of substantial competitive injury is sufficient to demonstrate the need for confidentiality. CAN Fin. Corp. v. Donovan, 830 F.2d 1132, 1152 (D.C. Cir. 1987); Public Citizen Health Research Group, 704 F.2d at 1291; Allnet Communication Services, Inc. v. Federal Communications Commission, 800 F. Supp 984, 988 (D.D.C. 1992).

Analysis

The Company believes that the Information would fall within the standards for granting confidential treatment under Rule 24b-2 and 17 C.F.R. § 200.80.

(a) The Information clearly constitutes “commercial or financial information” of the Company, since it was developed in connection with establishing compensation levels for its employees and derived from internal analyses and projections of the Company’s performance.

(b) The Information was developed by the Company, which is a “person” for purposes of the FOIA exemption.

(c) Release of the Information would be likely to cause substantial harm to the Company’s competitive position.

The earnings goals embodied in the Information are based on the Company’s internal analyses and projections of its performance and reflect the Company’s business strategy for a fiscal year. Also embodied in the Information is the Company’s expectations of the overall retail environment, competitive conditions in the Company’s markets and other economic factors. While the Company occasionally provides short-term guidance on certain financial measures and we recently provided general guidance on our fiscal 2008 performance, we do not provide specific guidance on financial measures more than several weeks prior to the announcement of our quarterly earnings. The Company believes that a requirement to effectively provide early earnings guidance in the form of disclosure of employee performance targets may force management to change the way it manages the Company and communicates with investors. Alternatively, if disclosure of these targets were to be required, the Company may need to consider linking compensation to targets that would not be as potentially harmful in the event of public disclosure. These effects would likely result in harm to the Company and its competitive position.

The Company is cognizant of the requirement to provide disclosure in its Securities Exchange Act of 1934 filings of known trends and uncertainties, including some types of information described above. However, the Company believes that public disclosure of specific, internally-developed financial performance targets (including EBITDA targets) is forward-looking information that it is not required to release to the public. Accordingly, the Company has opted not to disclose to the public the Information for a number of strategic reasons, including the risk that such disclosure would provide its competitors with undue insight into the Company’s plans and expectations for its products for the coming year. As one of the largest and most geographically diverse retailers in the United States, the Information reflects projections developed from broad-based Company sales and marketing data which is available to us well before becoming available to our competitors. Those projections are used by us in making marketing, pricing and discounting decisions, among many others. If our competitors learned of the Information, we would lose our competitive advantage as one of the first movers in making adjustments to our business plans to deal with retail trends which would be apparent to anyone in possession of the Information. For these reasons, the Company believes that it should not be required to disclose performance targets in its proxy statement.

Discretion of Compensation Committee

During the period covered by the 2008 Proxy Statement, the Compensation Committee did not exercise its discretion to adjust any compensation awards. The Company will include in its future filings additional disclosure regarding the discretion that the Compensation Committee may exercise in granting annual or long-term incentive compensation awards if the performance goals have not been achieved.

Long-Term Performance-Based Compensation, page 15

7.	You refer here to the 2006 LTIP and the fact that any payment under the 2008 LTIP will vest in fiscal 2008 and has no impact on long-term performance-based compensation for the named executive officers in fiscal 2007. In future filings, please revise to discuss this plan and the performance targets that relate to it, pursuant to Item 402(b)(1)(iii) of Regulation S-K. Also, please explain how the grants made under this plan may influence other compensation decisions as it relates to either short- or long-term compensation.

Pursuant to Instruction 2 to Item 402(b) of Regulation S-K, we did not discuss the 2006 LTIP or its EBITDA performance target because we believed that such disclosure would not help an investor understand the compensation paid to our named executive officers in fiscal 2007. Rather than add to an investor’s understanding of the named executive officers’ fiscal year 2007 compensation, we believed that disclosure related to the 2006 LTIP, including its EBITDA performance target, would likely cause investor confusion given that the compensation tables do not contain any information related to the 2006 LTIP.

In light of the staff’s comment, we will discuss the 2006 LTIP in future filings, including an explanation of how the grants under 2006 LTIP may influence other compensation decisions. Please note for the reasons explained in our response to comment 6 above, we believe that the financial performance target for the 2006 LTIP is not currently important to an investor’s understanding of our incentive compensation scheme and therefore not required to be disclosed. Additionally, assuming the disclosure of the Company’s financial performance targets were material to an investor, the Company believes that the performance target for the 2006 LTIP constitutes confidential commercial and financial information that, if disclosed, would cause substantial competitive harm to the Company for the reasons described in comment 6 above.

* * * * * * * *

In connection with responding to the staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing sufficiently addresses your comments. We would appreciate the opportunity to discuss any comments or questions you may have in advance of any written response the staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please contact me at (847) 286-2343.

Sincerely,

/s/ William K. Phelan
William K. Phelan
Senior Vice President, Controller and Treasurer

cc:	Mr. W. Bruce Johnson

Interim Chief Executive Officer and President

Sears Holdings Corporation

Mr. J. Miles Reidy

Executive Vice President and Chief Financial Officer

Sears Holdings Corporation

Mr. William R. Harker

Senior Vice President, Human Resources, General Counsel and Corporate Secretary

Sears Holdings Corporation